UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-32997
CUSIP NUMBER 55973B102

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Magnum Hunter Resources Corporation
Full Name of Registrant

Former Name if Applicable

777 Post Oak Boulevard, Suite 650
Address of Principal Executive Office (Street and Number)

Houston, Texas 77056
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 18, 2013, Magnum Hunter Resources Corporation (the “Company”) disclosed in a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) that it would be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) by the extended due date of March 18, 2013.  Also, as previously disclosed in a Form 8-K filed by the Company with the SEC on April 16, 2013, the Company dismissed PricewaterhouseCoopers LLC, and engaged BDO USA, LLP (“BDO”), as its independent registered public accounting firm for the year ended December 31, 2012.  The Company's management and accounting staff have been working diligently with BDO to complete the audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2012.  However, as a result of the delay in completing the audit and the change in the Company’s accountants, the 2012 Form 10-K has not yet been filed.  Consequently, the Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 within the prescribed period (on or before May 10, 2013).

The Company anticipates that it will file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 as soon as reasonably practicable following the filing by the Company of its 2012 Form 10-K.  As previously disclosed in the Company’s Form 8-K filed with the SEC on April 16, 2013, the Company’s objective is to file the 2012 Form 10-K on or about June 17, 2013.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald D. Ormand	832	369-6986
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	2012 Form 10-K		☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates changes in results of operations due primarily to the significant growth experienced by the Company, including its revenues, oil and gas reserves and total leasehold, since the corresponding period for the quarter ended March 31, 2012. Such growth was partially offset by the Company’s previously-disclosed sale of 100% of the capital stock of its Eagle Ford Hunter, Inc. subsidiary to an affiliate of Penn Virginia Corporation, which transaction closed on April 24, 2013 but has an effective date of January 1, 2013.  For the reasons set forth in Part III above, however, a reasonable estimate of results of operations for the quarter ended March 31, 2013 cannot currently be made due to delays relating to the pending finalization of the audit for the fiscal year ended December 31, 2012.

Magnum Hunter Resources Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2013	By:	/s/ Gary C. Evans
Chairman and Chief Executive Officer

		By:	/s/ Ronald D. Ormand
Executive Vice President and Chief Financial Officer

		By:	/s/ Fred J. Smith, Jr.
Senior Vice President and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).